FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 27, 2017

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 27, 2017	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

IR Contact:

Iris Wu, Manager irissh_wu@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2017

Taipei, Taiwan, R.O.C., October 27, 2017 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), among the world’s leading companies in semiconductor packaging and testing, today reported unaudited net revenues1 of NT$73,878 million for the third quarter of 2017 (3Q17), up by 2% year-over-year and up by 12% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$6,336 million, up from a net income attributable to shareholders of the parent of NT$5,502 million in 3Q16 and down from a net income attributable to shareholders of the parent of NT$7,847 million in 2Q17. Basic earnings per share for the quarter were NT$0.76 (or US$0.125 per ADS), compared to basic earnings per share of NT$0.72 for 3Q16 and NT$0.97 for 2Q17. Diluted earnings per share for the quarter were NT$0.69 (or US$0.115 per ADS), compared to diluted earnings per share of NT$0.64 for 3Q16 and NT$0.89 for 2Q17.

RESULTS OF OPERATIONS

3Q17 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others, each represented approximately 45%, 9%, 45%, 1% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$60,030 million for the quarter, up from NT$53,910 million in 2Q17.

-	Raw material cost totaled NT$36,018 million for the quarter, representing 49% of total net revenues.

-	Labor cost totaled NT$9,110 million for the quarter, representing 12% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$6,938 million for the quarter.

●	Gross margin increased 0.4 percentage points to 18.7% in 3Q17 from 18.3% in 2Q17.

●	Operating margin was 9.6% in 3Q17 compared to 7.9% in 2Q17.

●	In terms of non-operating items:

-	Net interest expense was NT$350 million.

-	Net foreign exchange gain of NT$33 million was primarily attributable to the depreciation of the U.S. dollar against the NT dollar.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

October 27, 2017

Advanced Semiconductor Engineering, Inc.

-	Gain on valuation of financial assets and liabilities was NT$598 million.

-	Net gain on equity-method investments was NT$323 million, including NT$389 million of the share of gain from our investment in Siliconware Precision Industries Co., Ltd. (“SPIL”).

-	Other net non-operating income of NT$143 million were primarily related to miscellaneous income. Total non-operating income for the quarter was NT$747 million.

●	Income before tax was NT$7,815 million for 3Q17, compared to NT$11,390 million in 2Q17. We recorded income tax expenses of NT$1,083 million for the quarter, compared to NT$3,207 million in 2Q17.

●	In 3Q17, net income attributable to shareholders of the parent was NT$6,336 million, compared to net income attributable to shareholders of the parent of NT$5,502 million in 3Q16 and net income attributable to shareholders of the parent of NT$7,847 million in 2Q17.

●	Our total number of shares outstanding at the end of the quarter was 8,724,619,364, including treasury stock owned by our subsidiaries. Our 3Q17 basic earnings per share of NT$0.76 (or US$0.125 per ADS) were based on 8,350,512,180 weighted average number of shares outstanding in 3Q17. Our 3Q17 diluted earnings per share of NT$0.69 (or US$0.115 per ADS) were based on 8,624,804,592 weighted average number of shares outstanding in 3Q17.

3Q17 Results Highlights – IC ATM2

●	Cost of revenues was NT$31,368 million for the quarter, up by 4% sequentially.

-	Raw material cost totaled NT$9,715 million for the quarter, representing 23% of total net revenues.

-	Labor cost totaled NT$7,870 million for the quarter, representing 19% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$6,463 million for the quarter.

●	Gross margin increased 2 percentage points to 25.1% in 3Q17 from 23.1% in 2Q17.

●	Operating margin was 13.7% in 3Q17 compared to 10.5% in 2Q17.

3Q17 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$29,691 million, up by 18% sequentially.

-	Raw material cost totaled NT$26,400 million for the quarter, representing 80% of total net revenues.

-	Labor cost totaled NT$1,226 million for the quarter, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$436 million for the quarter.

●	Gross margin decreased to 10.3% in 3Q17 from 11.1% in 2Q17.

●	Operating margin increased to 4.3% in 3Q17 from 4.0% in 2Q17.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 3Q17 totaled US$130 million, of which US$84million were used in packaging operations, US$29 million in testing operations, US$13 million in EMS operations and US$4 million in interconnect materials operations.

●	As of September 30, 2017, total unused credit lines amounted to NT$165,583 million.

●	Current ratio was 1.37 and net debt to equity ratio was 0.20 as of September 30, 2017.

●	Total number of employees was 68,227 as of September 30, 2017, compared to 66,996 as of

2 ATM stands for Semiconductor Assembly, Testing and Material.

October 27, 2017

Advanced Semiconductor Engineering, Inc.

June 30, 2017.

Business Review

Packaging Operations3

●	Gross margin for our packaging operations during the quarter was 22.3%, up by 1.7 percentage points from 2Q17.

●	Capital expenditures for our packaging operations amounted to US$84 million for the quarter, of which US$30 million were used in purchases of wafer bumping and flip chip packaging equipment, and US$54 million were used in purchase of common equipment, SiP equipment and wirebond packaging equipment.

Testing Operations

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,659 million during the quarter, down from NT$1,673 million in 2Q17.

●	Gross margin for our testing operations amounted to 37.8% during the quarter, up by 3.6 percentage points from 2Q17.

●	Capital expenditures for our testing operations amounted to US$29 million during the quarter.

EMS Operations

●	Gross margin for our EMS operations amounted to 10.3% during the quarter, down by 0.8 percentage points from 2Q17.

●	Capital expenditures for our EMS operations amounted to US$13 million during the quarter.

Substrate Operations

●	PBGA substrate manufactured by ASE amounted to NT$2,178 million for the quarter, up by NT$34 million, or by 2% from 2Q17. Of the total output of NT$2,178 million, NT$948 million was from sales to external customers.

●	Gross margin for substrate operations was 13.1% for the quarter, down by 1.3 percentage points from 2Q17.

●	In 3Q17, our internal substrate manufacturing operations supplied 25% (by value) of our total substrate requirements.

Customers

IC ATM consolidated Basis

●	Our five largest customers together accounted for approximately 36% of our total net revenues for the quarter and in 2Q17. One customer accounted for more than 10% of our total net revenues in 3Q17.

●	Our top 10 customers contributed 50% of our total net revenues for the quarter, compared to 51% in 2Q17.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 44% of our total net revenues for the quarter, compared to 43% in 2Q17.

EMS Basis

●	Our five largest customers together accounted for approximately 80% of our total net revenues in 3Q17, compared to 79% in 2Q17. One customer accounted for more than 10%

3 IC packaging services include module assembly services.

October 27, 2017

Advanced Semiconductor Engineering, Inc.

of our total net revenues in 3Q17.

●	Our top 10 customers contributed 89% of our total net revenues during the quarter, which remained the same as 2Q17.

outlook

Based on our current business outlook and exchange rate assumptions, management projects overall performance for the fourth quarter of 2017 to be as follows:

●	IC ATM 4Q17 business and gross margin should both be similar with 3Q17 level;

●	EMS 4Q17 business should be similar with IC ATM 4Q17 level;

●	EMS 4Q17 gross margin should be above 1Q16 level.

About ASE, Inc.

ASE is among the world’s leading companies in semiconductor packaging and testing sector, including front-end engineering testing, wafer probing and final testing services. With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the uncertainties as to whether we can complete the share exchange contemplated by a joint share exchange agreement between Siliconware Precision Industries Co., Ltd. and us; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2016 Annual Report on Form 20-F filed on April 21, 2017.

October 27, 2017

Supplemental Financial Information

IC ATM Consolidated Operations

Amounts in NT$ Millions	3Q/17	2Q/17	3Q/16
Net Revenues	41,854	39,048	43,006
Revenues by Application
Communication	49%	48%	53%
Computer	10%	11%	12%
Automotive, Consumer & Others	41%	41%	35%

Packaging Operations

Amounts in NT$ Millions	3Q/17	2Q/17	3Q/16
Net Revenues	33,897	31,718	34,832
Revenues by Packaging Type
Bumping, Flip Chip, WLP & SiP	32%	31%	33%
IC Wirebonding	57%	58%	57%
Discrete and Others	11%	11%	10%
Capacity
CapEx (US$ Millions)*	84	161	112
Number of Wirebonders	16,083	16,118	15,905

Testing Operations

Amounts in NT$ Millions	3Q/17	2Q/17	3Q/16
Net Revenues	6,889	6,350	7,232
Revenues by Testing Type
Final test	79%	83%	75%
Wafer sort	18%	14%	21%
Engineering test	3%	3%	4%
Capacity
CapEx (US$ Millions)*	29	47	57
Number of Testers	3,739	3,796	3,725

EMS Operations

Amounts in NT$ Millions	3Q/17	2Q/17	3Q/16
Net Revenues	33,100	28,248	31,190
Revenues by End Application
Communication	45%	48%	51%
Computer	14%	17%	16%
Consumer	26%	20%	20%
Industrial	8%	8%	7%
Automotive	6%	6%	5%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	13	4	10

* Capital expenditure excludes building construction costs.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2017	Jun. 30 2017	Sep. 30 2016	Sep. 30 2017	Sep. 30 2016
Net revenues:
Packaging	32,880	30,494	33,449	93,180	91,663
Testing	6,889	6,350	7,231	19,604	19,729
Direct Material	948	928	805	2,768	2,456
EMS	33,098	28,210	31,174	90,663	80,768
Others	63	44	125	240	3,140
Total net revenues	73,878	66,026	72,784	206,455	197,756

Cost of revenues[4]	(60,030)	(53,910)	(58,673)	(168,516)	(159,943)
Gross profit	13,848	12,116	14,111	37,939	37,813

Operating expenses:
Research and development	(2,986)	(2,952)	(2,947)	(8,701)	(8,300)
Selling, general and administrative[4]	(3,794)	(3,945)	(3,728)	(11,726)	(10,983)
Total operating expenses	(6,780)	(6,897)	(6,675)	(20,427)	(19,283)
Operating income	7,068	5,219	7,436	17,512	18,530

Net non-operating (expenses) income:
Interest expense – net	(350)	(365)	(478)	(1,150)	(1,536)
Foreign exchange gain (loss)	33	(201)	1,593	2,723	2,236
Gain (loss) on valuation of financial assets and liabilities	598	800	(1,998)	(2,566)	(1,500)
Gain (loss) on equity-method investments[4]	323	253	454	405	1,098
Others	143	5,684	(137)	6,126	(504)
Total non-operating income (expenses)	747	6,171	(566)	5,538	(206)
Income before tax	7,815	11,390	6,870	23,050	18,324

Income tax expense	(1,083)	(3,207)	(976)	(5,176)	(3,817)
Income from continuing operations and before non-controlling interest	6,732	8,183	5,894	17,874	14,507
Non-controlling interest	(396)	(336)	(392)	(1,132)	(821)

Net income attributable to shareholders of the parent	6,336	7,847	5,502	16,742	13,686

Per share data:
Earnings (losses) per share
– Basic	NT$0.76	NT$0.97	NT$0.72	NT$2.08	NT$1.79
– Diluted	NT$0.69	NT$0.89	NT$0.64	NT$1.89	NT$1.50

Earnings (losses) per equivalent ADS
– Basic	US$0.125	US$0.160	US$0.113	US$0.340	US$0.276
– Diluted	US$0.115	US$0.148	US$0.101	US$0.310	US$0.231

Number of weighted average shares used in diluted EPS calculation (in thousands)	8,624,804	8,604,623	8,252,369	8,266,095	8,272,939

Exchange rate (NT$ per US$1)	30.22	30.18	31.78	30.54	32.42

4 As of September 30, 2017, we have completed the identification of the difference between the cost of the investment and our share of the net fair value of subsidiary and associates’ identifiable assets and liabilities. Accordingly, we retrospectively adjusted the provisional amounts recognized at the acquisition dates in May , July and November 2016, respectively.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – IC ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2017	Jun. 30 2017	Sep. 30 2016	Sep. 30 2017	Sep. 30 2016
Net revenues:
Packaging	33,897	31,718	34,832	96,676	94,609
Testing	6,889	6,350	7,232	19,604	19,729
Direct Material	1,048	960	920	2,943	2,652
Others	20	20	22	64	63
Total net revenues	41,854	39,048	43,006	119,287	117,053

Cost of revenues[4]	(31,368)	(30,021)	(32,040)	(90,941)	(88,696)
Gross profit	10,486	9,027	10,966	28,346	28,357

Operating expenses:
Research and development	(2,123)	(2,113)	(2,130)	(6,236)	(6,073)
Selling, general and administrative[4]	(2,639)	(2,812)	(2,646)	(8,301)	(7,957)
Total operating expenses	(4,762)	(4,925)	(4,776)	(14,537)	(14,030)
Operating income	5,724	4,102	6,190	13,809	14,327

Net non-operating (expenses) income:
Interest expense - net	(416)	(443)	(525)	(1,357)	(1,705)
Foreign exchange gain (loss)	129	(162)	1,504	2,835	2,032
Gain (loss) on valuation of financial assets and liabilities	365	522	(1,987)	(3,185)	(1,420)
Gain (loss) on equity-method investments[4]	1,249	5,410	1,284	7,260	3,577
Others	154	33	(152)	512	(425)
Total non-operating income (expenses)	1,481	5,360	124	6,065	2,059
Income before tax	7,205	9,462	6,314	19,874	16,386

Income tax expense	(784)	(1,541)	(719)	(2,895)	(2,514)
Income from continuing operations and before non-controlling interest	6,421	7,921	5,595	16,979	13,872
Non-controlling interest	(85)	(74)	(93)	(237)	(186)

Net income attributable to shareholders of the parent	6,336	7,847	5,502	16,742	13,686

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2017	Jun. 30 2017	Sep. 30 2016	Sep. 30 2017	Sep. 30 2016
Net revenues:
Total net revenues	33,100	28,248	31,190	90,711	80,864

Cost of revenues	(29,691)	(25,127)	(28,066)	(81,067)	(73,173)
Gross profit	3,409	3,121	3,124	9,644	7,691

Operating expenses:
Research and development	(877)	(859)	(841)	(2,516)	(2,293)
Selling, general and administrative	(1,101)	(1,126)	(1,053)	(3,328)	(2,969)
Total operating expenses	(1,978)	(1,985)	(1,894)	(5,844)	(5,262)
Operating income	1,431	1,136	1,230	3,800	2,429

Net non-operating (expenses) income:
Total non-operating income	235	366	224	818	492
Income before tax	1,666	1,502	1,454	4,618	2,921

Income tax expense	(293)	(284)	(249)	(880)	(535)
Income from continuing operations and before non-controlling interest	1,373	1,218	1,205	3,738	2,386
Non-controlling interest	(338)	(289)	(289)	(940)	(601)

Net income attributable to shareholders of the parent	1,035	929	916	2,798	1,785

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Sep. 30, 2017	As of Jun. 30, 2017

Current assets:
Cash and cash equivalents	38,975	43,891
Financial assets – current	3,989	4,138
Notes and accounts receivable	51,830	46,156
Inventories	37,266	42,818
Others	7,852	10,001
Total current assets	139,912	147,004

Financial assets – non current & Investments – equity method	51,107	50,878
Property plant and equipment	136,982	140,378
Intangible assets	11,830	11,885
Prepaid lease payments	7,810	2,065
Others	12,358	4,413
Total assets	359,999	356,623

Current liabilities:
Short-term borrowings	19,638	14,209
Current portion of bonds payable	6,137	15,236
Current portion of long-term borrowings & capital lease obligations	6,882	7,454
Notes and accounts payable	41,077	32,471
Others	28,665	43,765
Total current liabilities	102,399	113,135

Bonds payable	16,981	25,845
Long-term borrowings & capital lease obligations	32,908	28,823
Other liabilities	9,755	9,757
Total liabilities	162,043	177,560
Shareholders of the parent	185,160	166,838

Non-controlling interest	12,796	12,225
Total liabilities & shareholders’ equity	359,999	356,623

Current Ratio	1.37	1.30
Net Debt to Equity	0.20	0.24